Exhibit 4.1

SHARE SUBSCRIPTION AGREEMENT

Parties

This SHARE SUBSCRIPTION AGREEMENT PRIVATE LONG FORM (“Agreement”) dated April 19, 2021, is made by and between Ruby Calhoun, of POSTD Merchant Banque (“Company”) and Donald Demery Diaz of Quantum Trust SGSR (“Investor”)

In consideration of the mutual promises and covenants in this Agreement, the Parties agree to the Sale of Goods and the Terms and Conditions as set forth below.

Sale of Goods

The Company has a share capital of 72,206,679 shares issued and outstanding and 927,793,321 shares of which are unissued. The Investor shall purchase 75,000,000 unissued shares for a total sum of $300,000,000.00.

Terms and Conditions

●	Subscription Payment.

The Investor shall pay a total subscription payment of $300,000,000.00 to the Seller.

Ownership and Title.

The Company shall transfer the ownership and title of the shares to the Investor on or before May 1, 2021, the completion date. The Investor shall not be responsible for any liability incurred by the Company before the transfer of ownership.

●	Condition Precedent.

The Investor shall not pay the subscription payment unless this Agreement is duly executed by both parties; the authorized share capital of the Company increased; the Board of Directors of the Company approved the allotment of shares.

●	Completion.

This Agreement shall be completed on or before May 1, 2021. The transaction shall be closed when the Investor pays the subscription payment completely and when the precedents to the transfer of ownership are completed.

●	Termination.

This Agreement can be terminated by the parties’ mutual agreement. The Company can terminate this Agreement if the Investor breaches any fundamental provision in this Agreement. Furthermore, the Investor can terminate this Agreement if the Company is unable to satisfy the precedent conditions.

●	Remedies.

In the event of the Investor’s non-performance, the Company can rescind the Agreement, in which the ownership of the shares shall not be transferred to the Investor and refund any payment. The Company can also demand for liquidated damages.

●	Entire Agreement.

This Agreement constitutes the entire agreement of both parties and supersedes any prior written or oral agreement.

Signatures

Ruby Calhoun	Quantum Trust SGSR
POSTD Merchant Banque	Investor